SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: March 6, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Reports Highlights and Financial Results for 2007
CALGARY, AB, March 6, 2008 — Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today reported its financial results for the year ended December 31, 2007.
“2007 was our most productive year to date, marking a significant expansion of the Company’s clinical trial program for REOLYSIN® with Phase II studies and combination drug therapy studies being expanded and initiated,” said Dr. Brad Thompson, President and CEO of Oncolytics. “This activity was supported by further advances in our preclinical development program, manufacturing, and intellectual property.”
Selected Highlights:
Clinical Trial Results Presented
•	Final results from our Phase I U.K. systemic administration trial, and our U.S. Phase I systemic administration trial at ASCO;

•	Positive interim results from our U.K. Phase Ia/Ib combination REOLYSIN® and radiation trial;
Clinical Trial Progress
•	Commenced patient enrolment in three combination REOLYSIN® and chemotherapy trials in the U.K.;

•	Commenced patient enrolment in a U.S. Phase II trial for patients with various sarcomas that have metastasized to the lung;

•	U.S. National Cancer Institute (NCI) filed a protocol with the U.S. Food and Drug Administration (FDA) to conduct a Phase II melanoma trial with REOLYSIN®;

•	Approval to begin a Phase I combination REOLYSIN® and cyclophosphamide trial in the U.K.;

•	In January 2008, the NCI filed a protocol with the U.S. FDA to conduct a Phase I/II ovarian, peritoneal and fallopian tube cancer trial;

•	In January 2008, met the criteria to expand to full enrolment of 52 patients in our U.S. Phase II sarcoma trial;
Manufacturing
•	Completed scale up of our manufacturing process to the 40-litre level and investigated further increases in scale to the 100-litre level;
Financial and Intellectual Property
•	Completed a public offering that added gross proceeds of $13.8 million to our financial reserves; and,

•	Secured an additional eight U.S., patents and one Canadian patent, bringing our current total to more than 165 patents issued worldwide;
“We expect 2008 to be an outstanding year as we move ahead with our Phase II program and begin to focus our efforts in the clinical program in key indications,” said Thompson. “With solid preclinical and Phase I results, a scalable manufacturing process, a comprehensive intellectual property portfolio and the financial resources to support our Phase II program, we are well positioned for an exciting and productive 2008.”

Oncolytics Biotech Inc.
BALANCE SHEETS
As at December 31

	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	6,715,096	3,491,511
Short-term investments	18,498,733	24,122,237
Accounts receivable	80,085	84,003
Prepaid expenses	260,300	638,540

	25,554,214	28,336,291

Property and equipment	201,103	149,596

Intellectual property	5,026,540	5,079,805

	30,781,857	33,565,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,821,227	2,616,421

Alberta Heritage Foundation loan	—	150,000

Commitments and contingency

Shareholders’ equity
Share capital
Authorized: unlimited
Issued: 41,180,748 (2006 — 36,520,748)	92,759,665	83,083,271
Warrants	5,346,260	4,216,740
Contributed surplus	10,376,962	8,529,326
Deficit	(80,522,257)	(65,030,066)

	27,960,630	30,799,271

	30,781,857	33,565,692

Oncolytics Biotech Inc.
STATEMENTS OF LOSS AND DEFICIT
For the periods ended December 31

				Cumulative
				from inception
				on April 2,
				1998 to
				December 31,
	2007	2006	2005	2007
	$	$	$	$

Revenue
Rights revenue	—	—	—	310,000

	—	—	—	310,000

Expenses
Research and development	11,315,088	10,535,689	9,308,977	54,536,282
Operating	3,987,688	3,630,144	3,083,372	20,758,269
Stock based compensation	539,156	403,550	64,104	4,704,805
Foreign exchange loss	8,862	35,270	253,608	657,710
Amortization — intellectual property	962,427	874,043	786,459	4,999,261
Amortization — capital assets	40,714	52,637	69,532	448,397

	16,853,935	15,531,333	13,566,052	86,104,724

Loss before the following	16,853,935	15,531,333	13,566,052	85,794,724

Interest income	(1,211,744)	(1,233,809)	(783,456)	(6,014,749)

Gain on sale of BCY LifeSciences Inc.	—	—	(765)	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685

Loss before income taxes	15,642,191	14,297,524	12,781,831	81,637,257

Future income tax recovery	—	—	—	(1,115,000)

Net loss and comprehensive loss for the period	15,642,191	14,297,524	12,781,831	80,522,257

Basic and diluted loss per share	(0.39)	(0.39)	(0.39)

Oncolytics Biotech Inc.
STATEMENTS OF CASH FLOWS
For the periods ended December 31

				Cumulative
				from inception
				on April 2,
				1998 to
				December 31,
	2007	2006	2005	2007
	$	$	$	$

OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	(15,642,191)	(14,297,524)	(12,781,831)	(80,522,257)
Add/ (deduct) non-cash items
Amortization — intellectual property	962,427	874,043	786,459	4,999,261
Amortization — capital assets	40,714	52,637	69,532	448,397
Stock based compensation	539,156	403,550	64,104	4,704,805
Other non-cash items	—	—	224,508	1,383,537
Net change in non-cash working capital	530,300	811,922	584,766	2,435,221

Cash used in operating activities	(13,569,594)	(12,155,372)	(11,052,462)	(66,551,036)

INVESTING ACTIVITIES
Intellectual property	(852,498)	(842,610)	(1,033,035)	(6,351,778)
Capital assets	(92,221)	(35,837)	(61,309)	(715,569)
Purchase of short-term investments	(949,496)	(1,035,427)	(22,195,253)	(49,068,963)
Redemption of short-term investments	6,573,000	13,808,000	6,656,746	30,151,746
Investment in BCY LifeSciences Inc.	—	—	7,965	464,602
Investment in Transition Therapeutics Inc.	—	—	—	2,532,343

Cash provided by (used in) investing activities	4,678,785	11,894,126	(16,624,886)	(22,987,619)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and warrants	51,000	241,400	3,384,787	15,259,468
Proceeds from private placements	—	—	15,395,402	38,137,385
Proceeds from public offerings	12,063,394	—	—	42,856,898

Cash provided by financing activities	12,114,394	241,400	18,780,189	96,253,751

Net increase (decrease) in cash and cash equivalents during the period	3,223,585	(19,846)	(8,897,159)	6,715,096

Cash and cash equivalents, beginning of the period	3,491,511	3,511,357	12,408,516	—

Cash and cash equivalents, end of the period	6,715,096	3,491,511	3,511,357	6,715,096

Cash interest received	1,392,866	940,100	993,097

To view the Company’s Financial Statements and Management’s Discussion and Analysis, please see the Company’s 2007 Annual Filings which will be available on www.sedar.com and www.oncolyticsbiotech.com.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics please visit www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2008 and beyond, the Company’s planned expansion, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the ability of the technology to strengthen the core technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs and the Company’s planned expansion of such programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237.6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com